

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2017

Bradford C. Nelson
Principal Executive Officer
Royal Hawaiian Orchards, L.P.
688 Kinoole Street, Suite 121
Hilo, Hawaii 96720

> **Re: Royal Hawaiian Orchards, L.P.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2017**
> **File No. 333-216850**

Dear Mr. Nelson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Wanda J. Abel, Esq.
Davis Graham & Stubbs LLP